Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Eldorado Resorts, Inc. for the registration of the 6% Senior Notes due 2026, and to the incorporation by reference therein of our reports dated February 28, 2018, except Note 2, as to which the date is September 5, 2018, with respect to the consolidated financial statements and schedule of Eldorado Resorts, Inc., included in its Current Report on Form 8-K for the year ended December 31, 2017 and to our report dated February 28, 2018 related to the effectiveness of internal control over financial reporting of Eldorado Resorts, Inc., incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada
January 11, 2019